PREMIUM NICKEL RESOURCES LTD.

ANNOUNCES FINANCING TRANSACTIONS TOTALLING
APPROXIMATELY CAD$34 MILLION

Toronto, Ontario, June 13, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce a financing with Cymbria Corporation (TSX:CYB) ("Cymbria" or "CYB"), EdgePoint Investment Group Inc. and certain entities managed by it ("EdgePoint") for aggregate gross proceeds to PNRL of CAD$33,999,200. The financing will include three concurrent and inter-conditional transactions (collectively the "Financing Transactions").

Equity Financing

PNRL and Cymbria have entered into a binding term sheet dated June 12, 2023 providing for the issue and sale of 14,772,000 units at a subscription price of CAD$1.10 per unit (the "Issue Price") for aggregate gross proceeds to PNRL of CAD$16,249,200 (the "Equity Financing"). Each unit will be comprised of one common share of PNRL (the "Common Shares") and 22.5% of one whole Common Share purchase warrant (each a "Transferable Warrant" and together the "Transferable Warrants"). The total whole number of Transferable Warrants issuable in the Equity Financing is 3,324,000. Each Transferable Warrant may be exercisable by the holder thereof to purchase one Common Share at an exercise price of CAD$1.4375 per Common Share for a period of three years. The Transferrable Warrants will be freely transferable upon issuance thereof, subject to the restrictions on transfer pursuant to applicable securities laws and the policies of the TSX Venture Exchange (the "TSXV").

The Issue Price represents a premium of approximately 9.5% to the volume-weighted average trading price of the Common Shares of the Company on the TSXV over the past twenty trading days. The closing price of the Common Shares on the TSXV on June 12, 2023 was CAD$1.15.

Term Loan

PNRL and Cymbria (the "Lender"), an affiliate of EdgePoint, have also entered into a binding commitment letter dated June 12, 2023 pursuant to which the Lender has agreed to advance to PNRL on closing CAD$15,000,000 for a three-year term (the "Term Loan"). The Term Loan will bear interest at a rate of 10% per annum payable quarterly in arrears. The principal amount of the Term Loan will mature and be payable on the third anniversary of the date of issue. The obligations of the Company pursuant to the Term Loan will be fully and unconditionally guaranteed by each of the Company's existing and future subsidiaries (collectively, the "Guarantors"). The Term Loan will be subject to certain covenants and provisions on events of default, repayments and mandatory prepayments that are customary for a loan of this nature and secured by a pledge of all the shares of the Company's subsidiaries and other security customary for a loan of this nature. In connection with the Term Loan, the Company has agreed to issue an aggregate of 2,000,000 non-transferable Common Share purchase warrants (the "Non-Transferable Warrants") to the Lender. Each Non-Transferable Warrant shall be excisable by the Lender to purchase one Common Share upon payment of the cash purchase price of CAD$1.4375 per Common Share for a period of three years from the issuance thereof.

Option Payment

Concurrently with the closings of the Equity Financing and the Term Loan, Cymbria has also agreed to pay an aggregate of CAD$2,750,000 to two subsidiaries of PNRL (the "Option Payment") to acquire a right to participate with such subsidiaries in the exercise of certain contractual rights, as and when the same may be exercised by such subsidiaries. The Option Payment will be allocated by the PNRL subsidiaries having regard to the relative purchase prices payable in connection with the exercise of their respective contractual rights.

PNRL's indirect wholly-owned subsidiary Premium Nickel Resources Proprietary Limited ("PNRP") acquired the Selebi mine in January 2022 out of liquidation. Pursuant to the acquisition agreement, the liquidator retained a 2% net smelter returns royalty on the Selebi mine (the "Selebi NSR"). PNRP has a contractual right to repurchase one-half of the Selebi NSR at a future time on payment by PNRP to the liquidator of US$20,000,000.

PNRL's indirect wholly-owned subsidiary Premium Nickel Group Proprietary Limited ("PNGP") acquired the Selkirk mine in August 2022 out of liquidation. Pursuant to the acquisition agreement, the liquidator retained a 1% net smelter returns royalty on the Selkirk mine (the "Selkirk NSR" and together with the Selebi NSR, the "NSRs"). PNGP has a contractual right to repurchase the entirety of the Selkirk NSR at a future time on payment by PNGP to the liquidator of US$2,000,000.

Each of PNRP and PNGP has agreed to grant to Cymbria, in exchange for the Option Payment, an option to participate in any such repurchase of the applicable portion of its NSR from the relevant liquidator. Cymbria will, following the exercise of its option to participate in any such repurchase, acquire a 0.5% net smelter returns royalty on the applicable property by paying an amount equal to (x) one half of the repurchase price payable by PNRP or PNGP pursuant to the applicable NSR, less (y) the Option Payment paid at closing pursuant to the relevant option agreement among Cymbria and PNRP or PNGP, as applicable. Cymbria has the right to put its options back to PNRP and PNGP in certain circumstances in return for the reimbursement of the applicable portion of the Option Payment.

Closing

Closing of the Financing Transactions will occur simultaneously, on or before June 28, 2023 or such later date as may be agreed by the parties, subject in each case to customary closing conditions, including receipt of all necessary approvals, including the approval of the TSXV and the approval of the Minister of Mines and Energy in Botswana in relation to certain of the security, and no material adverse change in the business of PNRL having occurred between signing and closing. Closing of the Financing Transactions is inter-conditional. If PNRL fails to satisfy the conditions precedent to closing of any one of the Financing Transactions it does not expect to complete any of the Financing Transactions.

Use of Proceeds

The Company intends to use approximately CAD$7,360,000 of the proceeds from the Financing Transactions to prepay all principal and interest owing by the Company under its currently outstanding promissory note in favour of Pinnacle Island LP. The balance of the net proceeds of the Financing Transactions will be used to advance exploration and resource development at PNRL's Selebi and Selkirk nickel, copper, cobalt, platinum-group elements ("Ni-Cu-Co-PGE") sulphide mines in Botswana, including the acquisition of adjacent mineral and property rights as appropriate, and for general corporate purposes.

Through a combination of resource drilling and continued exploration drilling at both the Selebi and Selkirk mines, PNRL is working to establish a maiden mineral resource estimate prepared in accordance with NI 43-101. The Company is committed to redeveloping the mines through modernization and implementation of mining best practices to improve mine safety and efficiency, reduce power consumption, adopt alternative energy sources and minimize water usage. PNRL expects that the rehabilitation of the mines on this basis will actively contribute to Botswana's economic, social, climate and environmental objectives. These mines, once they are brought back into production, are expected to be a significant source of critical minerals for aerospace, decarbonization technologies and general industrial uses, in particular, during what is forecast to be a period of significant supply shortage at a critical time in the global renewable electrification transition.

PNRL CEO Keith Morrison commented: "I would like to welcome the EdgePoint team to PNRL and thank Pinnacle Island for their long-term support. This debt refinancing pursuant to the Term Loan will extend our current debt maturity for three years until June 2026. The total funding resulting to PNRL pursuant to the Financing Transactions of approximately CAD$34 million will provide us with the resources to advance both the National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") resource compliance and additional exploration drilling at the Selebi and Selkirk mines."

About Cymbria

Cymbria is an investment corporation with approximately $1.5 billion in assets and publicly traded on the Toronto Stock Exchange.

About EdgePoint

EdgePoint is an employee owned and investment led Canadian wealth management company, based in Toronto, Ontario.

General

All securities issued in connection with the Financing Transactions will be subject to a hold period of four months plus a day from the date of issuance and the resale rules of applicable securities legislation and policies of the TSXV.

Fort Capital Partners acted as financial advisor to PNRL on the Financing Transactions.

This press release does not constitute an offer of securities for sale in the United States or to "U.S. persons" ("U.S. persons"), as such term is defined in Regulation S promulgated under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act"). The securities being offered have not been, nor will be, registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from such registration requirements.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that focuses on discovering and advancing high-quality nickel, copper and cobalt resources. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

Our global strategy is to identify the most promising Ni-Cu-Co-PGE projects and acquire or invest in opportunities that offer high prospectivity in mining friendly jurisdictions located in low-risk countries with supportive foreign investment and resource acts and strong rule of law. Our portfolio includes various projects (Botswana, Greenland, Canada and Morocco) that complement our flagship Selebi Ni-Cu-Co sulphide mine located in Selebi-Phikwe, Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. The words "will", "plan", "potential", "expect", "could" and similar expressions identify forward-looking information. The forward-looking information in this news release includes statements relating to: the completion of the Financing Transactions and the timing thereof; the satisfaction of all of the conditions precedent to the closing of the Financing Transactions; the aggregate gross proceeds and estimated net new financing proceeds of the Financing Transactions and related use of proceeds; PNRL's plans and timeline to re-develop the Selebi and Selkirk mines and the drilling planned by PNRL; PNRL's plans to establish mineral resource or mineral reserve estimates in accordance with NI 43-101 for each of the Selebi and Selkirk mines; PNRL's possible acquisition of adjacent consolidating mineral and property rights; the expected benefits from resuming production at the Selebi mine or Selkirk mine; and other statements that are not historical facts. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Although the Company believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking information made in this news release concerning the Company, see: (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company; and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR (www.sedar.com) under PNRL's issuer profile. The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.